GOTTSCHALKS

FOR: **GOTTSCHALKS INC.**

CONTACT: Gregory Ambro
Chief Financial Officer
(559) 434-4800

Financial Dynamics:
Leigh Parrish, Jordan Goldstein
(415) 439-4521

DISTRIBUTION: US2, IRW & FAX LIST: SFGOT

FOR RELEASE ON THURSDAY, MARCH 4, 2004 AT 4:05 P.M. EST

GOTTSCHALKS REPORTS FISCAL 2003 FOURTH QUARTER
AND FULL YEAR FINANCIAL RESULTS

Fiscal 2003 Earnings Per Diluted Share of 14 Cents Compared to Net Loss in Fiscal 2002

Successfully Executed 5-Point Plan to Strengthen Company's Financial Position

FRESNO, Calif., March 4, 2004 – Gottschalks Inc. (NYSE: GOT) today reported financial results for the fourth quarter and fiscal year ended January 31, 2004.

The Company reported net income for the fourth quarter of fiscal 2003 of $8.4 million, or $0.64 per diluted share compared to a net loss of $4.6 million, or $0.36 per diluted share, for the fourth quarter of fiscal 2002. For the year ended January 31, 2004, net income was $1.9 million, or $0.14 per diluted share compared to a net loss in fiscal 2002 of $12.0 million, or $0.94 per diluted share.

The Company reported net income from continuing operations for the fourth quarter of fiscal 2003 of $8.6 million, or $0.65 per diluted share compared to a net loss from continuing operations of $1.3 million, or $0.10 per diluted share, for the fourth quarter of fiscal 2002. For the year ended January 31, 2004, net income from continuing operations was $2.8 million, or $0.21 per diluted share compared to a net loss in fiscal 2002 of $7.5 million, or $0.59 per diluted share. In the fourth quarter of fiscal 2002, Gottschalks also recorded charges related to asset impairment, debt extinguishments, and sale of the Company's credit card receivables, which reduced net income from continuing operations by $9.2 million, or $0.72 per share, for the fourth quarter and fiscal 2002.

Significant Fiscal 2003 Developments:

- Further reduced debt by 11%, or $12.6 million compared to year-end 2002, significantly improving the Company's financial flexibility and lowering interest costs. Over the past two years total debt, including off balance sheet securitization debt, has been reduced by approximately $116.5 million.

- Reduced selling, general and administrative expenses by $11.8 million compared to fiscal 2002 through increased efficiencies and streamlined store base.

- Increased sales of private label merchandise by 10% in 2003 to 12% penetration of total sales through the successful launch of GK Kids and the growth of existing exclusive private label brand product.

- Improved sales and four-wall contribution of continuing Pacific Northwest region stores compared to 2002.

As previously reported, fourth quarter fiscal 2003 same store sales increased 1.6%, while total sales, including sales from closed stores, decreased 1.7% to $229.0 million, from $232.9 million for the same period of fiscal 2002. Same store sales for the full 2003 fiscal year decreased 0.7% from fiscal 2002. For the 52-week fiscal year, total sales, including sales from closed stores, decreased 3.5% to $667.6 million this year compared to $691.4 million in fiscal 2002. The decrease in total sales is partially attributable to the Company operating eight fewer stores.

Jim Famalette, president and chief executive officer of Gottschalks said, "Throughout 2003, we continued to focus on our 5-Point Plan to strengthen Gottschalks' financial position and attain our business objectives. As a result, we significantly improved our bottom line, as well as the overall stability of the Company. We successfully achieved our debt reduction and expense improvement objectives. At the same time, we completed merchandise enhancements, introducing new private label brands which received strong customer response. We also generated comparable store sales for the year at the top of our peer group. As we launch our celebration later this month for Gottschalks' 100th anniversary, we are pleased to have achieved our objective of positioning the Company for long-term growth."

"Building on our recent success, we established specific financial, in-store, merchandise and marketing initiatives that we have begun to implement for fiscal 2004," Mr. Famalette continued. "As we announced earlier this week, we have refinanced and extended our revolving credit facility, which we anticipate will significantly reduce our interest costs this year. We will continue to focus on reducing expenses toward reaching our long-term objective of selling, general and administrative expenses of approximately 30% of sales on an annual basis. In-store initiatives during the year will include continued store upgrades and increased utilization of our automatic inventory replenishment system. We also plan to begin in-store and marketing initiatives designed to cater to the large and growing Hispanic customer base in many of our communities. Finally, with regard to merchandise, we plan to place a greater emphasis on key major brand programs and have also scheduled the launch of three new exclusive private label brands. We are pleased with the positive trend in comparable store sales we have seen to date this year and are optimistic that this may indicate an improvement in the overall retail environment. Through continued focus on our financial and strategic objectives, we currently anticipate generating fiscal 2004 diluted earnings per share in the range of $0.30 to $0.33."

Supplemental Operating Data:

In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for closed stores are reported in the condensed consolidated financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

	Fourth Quarter Ended		Fiscal Year Ended	
	January 31, 2004	February 1, 2003	January 31, 2004	February 1, 2003
Net Sales				
Total	$229,027	$232,892	$667,574	$691,428
Discontinued operations	1,412	8,379	6,973	25,512
Continuing operations	$227,615	$224,513	$660,574	$665,916
Gross Margin				
Total	$74,729	$74,929	$227,740	$234,333
Discontinued operations	469	3,130	2,536	9,843
Continuing operations	$74,260	$71,779	$225,204	$224,490
Selling, general and administrative expenses				
Total	$57,464	$59,553	$206,979	$218,791
Discontinued operations	383	2,729	3,013	10,906
Continuing operations	$57,081	$56,824	$203,966	$207,885

Earnings Teleconference and Webcast

Gottschalks will host a conference call today at 1:30 p.m. PST to review financial results for the fourth quarter and fiscal 2003. To listen to the live call, dial (877) 297-4509. If you are unable to participate in the call, a replay will be available through March 11, 2004. To access this service, please dial (877) 519-4471; the passcode #4525785 is required. The call will also be available through a webcast, which can be accessed through the investor relations section of the Company's website located at **www.gottschalks.com**.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 63 department stores and 10 specialty apparel stores in six western states, including California (39), Washington (12), Alaska (6), Oregon (2), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at **www.gottschalks.com**.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors;; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions; changing consumer trends and preferences; competition; consumer credit; and the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission.

(Tables Follow)

GOTTSCHALKS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)
Unaudited

	Fourth Quarter Ended		Fiscal Year Ended	
	January 31, 2004	February 1, 2003	January 31, 2004	February 1, 2003
Net sales	$227,615	$224,513	$660,574	$665,916
Net credit revenues	902	2,182	3,729	8,225
Net leased department revenues	1,428	1,385	3,525	3,557
Total revenues	229,945	228,080	667,828	677,698
Costs and expenses:				
Cost of sales	153,355	152,714	435,370	441,426
Selling, general and administrative expenses	57,081	56,824	203,966	207,885
Depreciation and amortization	3,222	3,410	13,177	13,374
Asset impairment charges		9,502		9,502
Receivables sale costs		1,749		1,749
Total costs and expenses	213,658	224,199	652,513	673,936
Operating income	16,287	3,881	15,315	3,762
Other (income) expense:				
Interest expense	3,242	3,724	13,296	15,883
Losses on early extinguishment of debt		3,695		3,695
Miscellaneous income	(446)	(768)	(2,262)	(1,802)
	2,796	6,651	11,034	17,776
Income (loss) before income taxes	13,491	(2,770)	4,281	(14,014)
Income tax expense (benefit)	4,918	(1,482)	1,529	(6,495)
Income (loss) from continuing operations	8,573	(1,288)	2,752	(7,519)
Discontinued operations:				
Income (loss) from operations of closed Stores	74	162	(547)	(1,948)
Loss on store closures	(266)	(5,127)	(789)	(4,801)
Income tax benefit	(65)	(1,688)	(454)	(2,295)
Loss on discontinued operations	(127)	(3,277)	(882)	(4,454)
Net income (loss)	$8,446	($4,565)	$1,870	($11,973)
Net income (loss) per common share				
Basic				
Income (loss) from continuing operations	$0.67	($0.10)	$0.22	($0.59)
Loss on discontinued operations	($0.01)	($0.26)	($0.07)	($0.35)
Net income (loss) per common share	$0.66	($0.36)	$0.15	($0.94)
Diluted				
Income (loss) from continuing operations	$0.65	($0.10)	$0.21	($0.59)
Loss on discontinued operations	($0.01)	($0.26)	($0.07)	($0.35)
Net income (loss) per common share	$0.64	($0.36)	$0.14	($0.94)
Weighted average # of common shares outstanding				
Basic	12,857	12,771	12,830	12,747
Diluted	13,102	12,771	12,919	12,747

GOTTSCHALKS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
Unaudited

	January 31, 2004	February 1, 2003
ASSETS		
CURRENT ASSETS:		
Cash	$5,172	$6,215
Receivables – net	9,145	10,641
Merchandise inventories	156,458	164,615
Other	10,850	12,614
Total current assets	181,625	194,085
PROPERTY AND EQUIPMENT – net	129,832	139,888
OTHER LONG-TERM ASSETS	12,535	14,756
	$323,992	$348,729
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable and		
other current liabilities	$67,942	$80,602
Revolving line of credit	1,009	28,845
Current portion of long-term obligations	3,725	4,689
Total current liabilities	72,676	114,136
LONG-TERM OBLIGATIONS (less current portion):		
Revolving line of credit	50,000	30,000
Notes and mortgage loans payable	35,596	37,454
Capitalized lease obligations	5,706	7,643
	91,302	75,097
DEFERRED INCOME & OTHER	29,511	31,183
SUBORDINATED NOTE PAYABLE TO AFFILIATE	22,180	21,989
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY	108,323	106,324
	$323,992	$348,729